Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Expensify, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001
(Title of Class of Securities)
30219Q106
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219Q106	Schedule 13G	Page 1 of 6 pages

1	Names of Reporting Persons David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust’s capacity as the controlling member of Barrett Trust LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,974,788
	6	Shared Voting Power 3,502,003
	7	Sole Dispositive Power 2,974,788
	8	Shared Dispositive Power 3,502,003
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,476,791
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
11	Percent of Class Represented by Amount in Row 9 9.4%
12	Type of Reporting Person IN; OO

CUSIP No. 30219Q106	Schedule 13G	Page 2 of 6 pages

1	Names of Reporting Persons Barrett Trust LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,502,003
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,502,003
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,502,003
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
11	Percent of Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person OO

CUSIP No. 30219Q106	Schedule 13G	Page 3 of 6 pages

ITEM 1.	(a) Name of Issuer:
Expensify, Inc. (the “Issuer”).
(b)  Address of Issuer’s Principal Executive Offices:
401 SW 5th Avenue, Portland, Oregon 97204.

ITEM 2.	(a) Name of Person Filing:
This statement is filed on behalf of David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust’s capacity as the controlling member of Barrett Trust LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 9, 2022, a copy of which was filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 9, 2022.
(b)  Address or Principal Business Office:
The business address of the Reporting Persons is C/O Expensify, Inc., 401 SW 5th Avenue, Portland, Oregon 97204.
(c)  Citizenship of each Reporting Person is:
David Barrett is a citizen of the United States, and Barrett Trust LLC is a Delaware limited liability company.
(d)  Title of Class of Securities:
Class A common stock, par value $0.0001 per share (“Class A Common Stock”).
(e)  CUSIP Number:
30219Q106.

CUSIP No. 30219Q106	Schedule 13G	Page 4 of 6 pages

ITEM 3.
Not applicable.

ITEM 4.	Ownership.
The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 68,598,512 shares of Class A Common Stock outstanding as of November 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to dispose or to direct the disposition of:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust’s capacity as the controlling member of Barrett Trust LLC	6,476,791	9.4%	2,974,788	3,502,003	2,974,788	3,502,003
Barrett Trust LLC	3,502,003	5.1%	0	3,502,003	0	3,502,003

The Reporting Persons are the beneficial owners of 3,546,881 shares of Class A Common Stock and 2,929,910 shares of Class A Common Stock that may be acquired pursuant to the exercise of stock options within 60 days of December 31, 2022. Barrett Trust LLC is a member-managed Delaware limited liability company and directly holds 3,502,003 shares of Class A Common Stock. The investment and voting decisions of Barrett Trust LLC are made by its manager, Mr. Barrett, and its controlling member is the David Barrett Family Trust, for which Mr. Barrett serves as trustee. In such capacities, Mr. Barrett may be deemed to beneficially own such shares beneficially owned by Barrett Trust LLC, in addition to the 44,878 shares of Class A Common Stock that he holds directly and the 2,929,910 shares of Class A Common Stock that he may acquire pursuant to the exercise of stock options within 60 days of December 31, 2022.

ITEM 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

CUSIP No. 30219Q106	Schedule 13G	Page 5 of 6 pages
Not applicable.

ITEM 9.	Notice of Dissolution of Group.
Not applicable.

ITEM 10.	Certifications.
Not applicable.
Exhibit Index

Exhibit 1   Joint Filing Agreement, incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 9, 2022.

CUSIP No. 30219Q106	Schedule 13G	Page 6 of 6 pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:    February 13, 2023

David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust’s capacity as the controlling member of Barrett Trust LLC

/s/ David Barrett

Barrett Trust LLC

/s/ David Barrett
David Barrett
General Manager